ELEMENTAL ROYALTY TO PARTICIPATE IN RENMARK'S VIRTUAL NON-DEAL
ROADSHOW SERIES ON MONDAY, JANUARY 26, 2026

January 19, 2026 - Vancouver, BC: Elemental Royalty Corporation (TSXV: ELE) (NASDAQ: ELE) ("Elemental" or the "Company") is pleased to announce that the Company will be participating in Renmark Financial Communications Inc.'s live Virtual Non-Deal Roadshow Series to discuss its latest investor presentation on Monday, January 26, 2026, at 12:00 PM EST. Elemental Royalty Corporation welcomes stakeholders, investors, and other individual followers to register and attend this live event.

The presentation will feature David M. Cole, Chief Executive Officer, and Frederick Bell, President & Chief Operating Officer. Topics to be covered will include the latest investor presentation followed by a live Q&A. Investors interested in participating in this event will need to register using the link below. As a reminder, registration for the live event may be limited but access to the replay after the event will be on the Company's Investor website.

REGISTER HERE:

Monday, January 26, 2026: https://www.renmarkfinancial.com/live-registration/renmark-virtual-non-deal-roadshow-tsx-v-ele-nasdaq-ele-xFd-1KA5Vw

To ensure smooth connectivity, please access this link using the latest version of Google Chrome.

David M. Cole

CEO and Director

For more information, please contact:

David M. Cole	info@elementalroyalty.com
CEO

Tara Vivian-Neal	info@elementalroyalty.com
Investor Relations

www.elementalroyalty.com

(TSXV: ELE) (NASDAQ: ELE) | ISIN: CA28620K1066 | CUSIP: 28620K

About Elemental Royalty Corporation.

Elemental Royalty is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 16 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental Royalty trades on the TSX Venture Exchange under the ticker symbol "ELE", and on the NASDAQ Stock Market under the ticker symbol "ELE".

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Elemental Royalty Corporation. | 905 - 815 W. Hastings St. | Vancouver, BC | V6C 2V6 | Canada